March 26, 2019

Eric S. Yuan
President and Chief Executive Officer
Zoom Video Communications, Inc.
55 Almaden Boulevard, 6th Floor
San Jose, California 95113

       Re: Zoom Video Communications, Inc.
           Registration Statement on Form S-1
           Filed on March 22, 2019
           File No. 333-230444

Dear Mr. Yuan:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 22, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Business Model, page 55

1. Please disclose the attrition rate for your monthly subscribers for each period presented as indicated in your response to prior comment 1 in your letter dated March 19, 2019.
Consolidated Financial Statements
Note 11. Subsequent Events, page F-36

2. Please revise to disclose financial effects, including the related compensation expense and vesting terms, of the stock options granted subsequent to January 31, 2019, if material.
       Refer to ASC 855-10-50-2(b).
 Eric S. Yuan
Zoom Video Communications, Inc.
March 26, 2019
Page 2
3. Please address the following as it relates to the information provided in your letter dated
       March 25, 2019:
         Describe for us how the group of comparable companies used in your October 2018 valuation changed from those used in determining the IPO price range; Explain further, in quantified terms, the significant expansion in valuation multiples
          experienced by such comparable companies and the impact on your estimated price range; and
         Provide us with the probability weighting for a successful IPO and the discount for lack of marketabilty that was used in the December 2018 and January 2019 valuations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Edgar, Staff Accountant at (202) 551-3459 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202)
551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,

FirstName LastNameEric S. Yuan                               Division of
Corporation Finance
                                                             Office of
Information Technologies
Comapany NameZoom Video Communications, Inc.
                                                             and Services
March 26, 2019 Page 2
cc:       Alex K. Kassai, Esq.
FirstName LastName